UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-04721

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CENTEL RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPRINT NEXTEL CORPORATION

2001 EDMUND HALLEY DRIVE

RESTON, VA 20191

Explanatory Note

Effective May 17, 2006, Sprint Nextel Corporation (“Sprint Nextel”) spun off its local communications business, Embarq Corporation (“Embarq”), to its shareholders. In conjunction with the spin-off, Centel Corporation, the sponsor of the Centel Retirement Savings Plan for Bargaining Unit Employees (the “Plan”), became a subsidiary of Embarq. The headquarters of Embarq are located at 5454 West 110th Street, Overland Park, Kansas 66211. This Annual Report on Form 11-K is signed by a member of Sprint Nextel’s Employee Benefits Committee since the report covers the fiscal year ended December 31, 2005, during which the Sprint Nextel Employee Benefits Committee served as administrator of the Plan.

Following amendment of the Plan effective January 1, 2006, Sprint Nextel common stock was no longer offered as an investment alternative for additional contributions or exchanges. Following the spin-off, Embarq common stock is not offered as an investment alternative for additional contributions or exchanges.

CENTEL RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

2005 ANNUAL REPORT

WITH

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

CENTEL RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee and Plan Participants

The Centel Retirement Savings Plan for Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of the Centel Retirement Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/S/ KPMG LLP
KPMG LLP

Kansas City, Missouri

June 26, 2006

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Sprint Nextel Corporation

We have audited the accompanying statement of changes in net assets available for benefits of the Centel Retirement Savings Plan for Bargaining Unit Employees (the Plan) for the year ended December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in the Plan’s net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/S/ ERNST & YOUNG LLP
Ernst & Young LLP

Kansas City, Missouri

June 11, 2004

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of Dollars)

	As of December 31:
	2005	2004
PLAN ASSETS

Investments at Fair Value	$157,087	$177,146

Receivables:
Unsettled securities sales	218	—
Employer and participant contributions	155	1
Other receivables	33	16
Accrued interest and dividend income	6	3

Total assets	157,499	177,166

PLAN LIABILITIES

Transfers payable	192	—
Other payables	33	33

Total liabilities	225	33

Net assets available for benefits	$157,274	$177,133

See Notes to Financial Statements.

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of Dollars)

	For the Year Ended December 31:
	2005	2004	2003
Investment Income:
Interest on loans	$275	$288	$257
Dividends and investment interest	2,669	2,758	1,580
Net appreciation (depreciation) in the fair value of investments	(4,828)	53,085	16,620

Net investment income (loss)	(1,884)	56,131	18,457

Contributions—employer	2,294	3,516	4,039
Contributions—participants	5,644	6,228	6,312
Administrative fees	(6)	(11)	(6)
Benefits paid to participants (withdrawals)	(25,163)	(14,955)	(8,720)
Inter-plan fund transfers (net)	(744)	(337)	(308)

Net increase (decrease)	(19,859)	50,572	19,774

Net Assets Available for Benefits:
Beginning of year	177,133	126,561	106,787

End of year	$157,274	$177,133	$126,561

See Notes to Financial Statements.

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. DESCRIPTION OF THE PLAN

The following brief description of the Centel Retirement Savings Plan for Bargaining Unit Employees (“the Plan”) provides only general information. For more complete information participants may refer to the Plan document and the Summary Plan Description, which can be obtained by calling the Employee Solutions Network at 800-697-6000.

General

The Plan is a defined contribution plan established by Centel Corporation (“Centel” or the “Company”) and adopted by substantially all of its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code (“Code”).

On March 9, 1993, Centel merged with Sprint Corporation and the Company became a wholly-owned subsidiary of Sprint Corporation. Since the merger, the Plan continues to provide benefits to eligible employees of the Company and its subsidiaries that have adopted the Plan. On August 12, 2005, Sprint Corporation merged with Nextel Communications, Inc. (“Nextel”). As a result of the merger, Nextel became a subsidiary of Sprint Corporation, which changed its name to Sprint Nextel Corporation (“Sprint Nextel”).

Eligibility

Participation in the Plan is voluntary. Individuals who are employed by the Company or one of its adopting subsidiaries and who are represented by a collective bargaining unit that has negotiated for benefits under the Plan are eligible to participate upon date of hire. If an individual is not a permanent full-time employee, the employee is eligible to participate after completing six months of service.

Contributions

Participants may contribute up to 10% of their salary or wages to a pre-tax account. Participants may make after-tax contributions to the Plan, provided the sum of pre-tax and after-tax contributions does not exceed 16% of the participant’s pay. The first 6% is referred to as the basic contribution. Federal income taxes are deferred on the pre-tax amounts contributed until the funds are withdrawn from the Plan.

Pre-tax participant contributions may not exceed annual limitations defined in the Code of $14,000 for the 2005 plan year, $13,000 for the 2004 plan year and $12,000 for the 2003 plan year. The percentage of salary that may be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recalculated in order to maintain compliance with the nondiscrimination provisions of the Code.

Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under Section 401 of the Code.

In February 2004, Sprint Corporation’s board of directors decided to recombine the FON and PCS tracking stocks and return to a single common stock. As a result, on April 23, 2004, each share of PCS stock automatically converted to 0.50 shares of FON stock. Concurrently, the Sprint FON Stock Fund and the Sprint PCS Stock Fund were combined. Since that date, contributions allocated to purchase Sprint Nextel common stock may be directed only to the Sprint Nextel Stock Fund.

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

The Company makes a matching contribution to the Plan in an amount which, together with forfeitures of the Company contribution due to individual participants not meeting the vesting guidelines (see the section below titled ‘Vesting’), equals the first 6% of each participant’s eligible pay contributed by participants as required under the applicable collective bargaining agreements. Participant contributions exceeding 6% of each participant’s pay are not matched by Company contributions. Upon completion of an enrollment form by a participant, the Company also makes a profit-sharing contribution of 1% (or other percentage as established in the participant’s collective bargaining agreement) of eligible pay to the Plan for that participant, regardless of whether the participant elects to contribute to the Plan. Company and employee contributions are made in cash.

Participants may choose to receive annual taxable dividend payments on vested Company matching contributions and pre-2002 employee contributions to the Sprint Nextel Stock Fund.

In 2002, catch-up contributions were made available to collective bargaining units that negotiated for this benefit. To be eligible to make catch-up contributions, a participant must be age 50 by the end of the applicable plan year and must contribute the maximum elective contribution for that plan year. The pre-tax catch-up contribution limit was $4,000 for the 2005 plan year, $3,000 for the 2004 plan year and $2,000 for the 2003 plan year.

Investment Funds

Participants may direct their contributions into any of 29 actively and passively invested funds, which include a Money Market Fund, four Fixed Income funds, an Emerging Market Debt Fund, three Small Capitalization stock funds, two Mid-capitalization stock funds, three Large Capitalization Growth Stock funds, two Large Capitalization Value Stock funds, a Large Capitalization Blended stock fund, five International and Emerging Market stock funds, an S&P 500 Index fund, the Sprint Nextel Stock fund, and five pre-mixed portfolio investment options. The pre-mixed portfolios range from the Conservative Growth Portfolio with an 80%/20% mix of bonds/stocks to the Aggressive Growth Portfolio with 100% stocks.

Participants may, at their discretion, alter the array of funds in which their payroll contributions are invested. Participants may also execute a transfer of funds on any day the New York Stock Exchange is open.

Other limitations on transfers between funds apply in certain circumstances.

Concentration of Risk

At December 31, 2005 and December 31, 2004, a portion of the Plan’s assets were in shares of Sprint Nextel common stock. The value of this common stock is subject to fluctuations related to corporate, industry, economic and market factors. At year-end 2005 and 2004, Sprint Nextel common stock closed at $23.36 per share and $24.85 per share, respectively.

The Plan’s other investment options include a variety of stocks, bonds, mutual funds, and other securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

Vesting

Participants are 100% vested in their employee contribution and Company profit sharing contribution account balances at all times.

The vesting of Company matching contributions is based on a graded vesting schedule which is: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service and 100% vested after five years of continuous service with the Company. If a participant’s employment with the Company terminates, the participant has unvested amounts in the Plan and the participant is rehired by the Company as an employee within five years from the termination date, that participant can return to the same point in the vesting schedule as at the time of employment termination if the participant maintained their account balance in the Plan the entire time they were not employed by the Company. Also, if a participant left the Company while participating in the Plan, received a distribution of their vested amount which was less than the full amount, and is rehired, any Company matching contributions the participant forfeited will be restored if the participant repays to their account in the Plan the full amount of their previous distribution no later than five years after the date the distribution was made.

Earlier vesting may occur if, while an employee of the Company, a participant: (1) attains age 65, (2) incurs a permanent and total disability, or (3) dies.

Withdrawing participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. At December 31, 2005, 2004 and 2003, forfeited non-vested accounts totaled $281,000, $216,000 and $123,000, respectively. These forfeited accounts can be used to reinstate forfeited balances for rehired employees and to pay reasonable and approved Plan expenses, including to reduce future Company contribution requirements. In 2005, 2004 and 2003, forfeited non-vested amounts of $0, $0 and $171,000, respectively, were used to reduce Company contributions.

Withdrawals

Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, or meet “hardship” requirements defined in the Code. In-service withdrawals may be made by participants up to twice per year. The maximum amount of an in-service withdrawal is the sum of the after-tax account, rollover account, and the vested portion of the Company match account. The minimum in-service withdrawal is the lesser of $200 or 100% of the vested account balance.

Participant Loans

Participants may borrow up to the lesser of (1) one-half of the total value of their vested account balance or (2) $50,000 reduced by the highest outstanding balance of the participant’s loan from the Plan during the one year period ending on the date the loan is made.

Participants may have no more than two loans outstanding from the Plan at a time. Amounts borrowed by participants must be repaid within 5 years and no sooner than 6 months. In the event that the proceeds of the loan are used to acquire a participant’s principal residence, the maximum repayment period may be as much as 10 years. Loans are secured by the participant’s account balance. The interest rate charged on loans is set by the Sprint Nextel Employee Benefits Committee. As of December 31, 2005 outstanding loans were being charged interest rates between 4.0% and 7.25%.

Participant Accounts

A separate account is maintained for each participant in the Plan. Each participant’s account is adjusted for (a) Company contributions on behalf of the participant, (b) the participant’s contributions to the Plan, including rollover contributions, (c) the participant’s share of any investment income or loss, (d) withdrawals, (e) loans, and (f) forfeitures of Company contributions due to the participant’s withdrawal.

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

Administration and Plan Expenses

The Plan is administered by the Employee Benefits Committee. Administrative and investment expenses are expenses of the Plan and, except to the extent paid by the Company, are paid out of the trust.

The Employee Benefits Committee is the named fiduciary of the Plan and has responsibility for the administrative and financial activities of the Plan.

Termination

Although the Company has not expressed an intention to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. Should the Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.

The following information pertains to the Centel Employees’ Stock Ownership Plan (CESOP) account:

Eligibility/Contributions—CESOP

During the period January 1, 1975 through December 31, 1986, employees of Centel were eligible to participate in the CESOP. The Company made all contributions to the CESOP through December 31, 1986. Effective January 1, 1987, concurrent with the effective date of the Tax Reform Act of 1986, contributions to the CESOP ceased.

Investment Fund—CESOP

Plan assets are invested solely in Sprint Nextel common stock except for amounts necessary to meet anticipated administrative expenses and distributions.

Vesting—CESOP

Participants are 100% vested in their account balances at all times.

Withdrawals—CESOP

Participants may withdraw their entire CESOP account balance while an active employee of the Company and may also withdraw their entire CESOP account balance upon termination of employment, retirement, death, total and permanent disability, or upon termination of the Plan.

Dividends—CESOP

Dividends earned on shares held in the CESOP account are reinvested quarterly into the Sprint Nextel Stock Fund, unless the participant elects to receive the dividends in cash, which are distributed annually.

Participant Accounts—CESOP

A separate CESOP account is maintained in each participant’s 401(k) account. Each participant’s account is adjusted for (a) the participant’s share of any investment income or loss, and (b) withdrawals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Plan:

Valuation of Investments

Investments of the Plan are valued at fair value. The fair value of the Sprint Nextel common stock is based on the value of the last reported sale in the active market in which the stock is traded on the last business day of

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

the year. Equity mutual funds and bond mutual funds are valued at the redemption price on the last business day of the year. The fair value of the short term investments is estimated at cost plus accrued interest. Loans to participants are valued at their principal balance.

Interest and Dividend Income

Dividend income is recorded on the ex-dividend date. Investment income is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated June 12, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Withdrawals

Withdrawals are recorded at the fair value of the assets on the date of distribution.

3. INVESTMENTS

The Plan’s investments are held by the Fidelity Management Trust Company of Boston, Massachusetts, as trustee.

The following table presents the Plan investments that represent 5% or more of the Plan’s net assets available for benefits.

	As of December 31:
	2005	2004
	(Thousands of Dollars)
Investments at Fair Value as Determined by Quoted Market Price:

Sprint Nextel Corporation: Sprint Nextel Stock Fund	$79,878	$101,684
Sprint Nextel Corporation: CESOP Stock Fund	*	9,299
PIMCO Separately Managed I Account	22,823	25,509
Fidelity Magellan Fund, Inc.	8,434	*

*	The fair value of this investment was less than 5% of the Plan’s net assets at December 31 of the respective year.

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

During 2005, 2004 and 2003, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in value as follows:

	For the Year Ended December 31:
	2005	2004	2003
	(Thousands of Dollars)
Net Realized and Unrealized Appreciation (Depreciation) in Value

Common stock:
Sprint Nextel Corporation: Sprint Nextel Stock Fund	$(5,738)	$46,801	$—
Sprint Nextel Corporation: FON Stock Fund	—	—	3,777
Sprint Nextel Corporation: PCS Stock Fund	—	—	6,542
Sprint Nextel Corporation: CESOP Stock Fund	(524)	3,575	—
Sprint Nextel Corporation: CESOP FON Stock Fund	—	—	612
Sprint Nextel Corporation: CESOP PCS Stock Fund	—	—	191

Equity funds	740	1,572	4,308
Bond mutual funds	450	878	932
Equity index funds	126	147	193
Other investments	118	112	65

Total Appreciation (Depreciation)	$(4,828)	$53,085	$16,620

4. RELATED PARTY TRANSACTIONS

Participants may elect to contribute a percentage of their contribution and Company contributions to the Sprint Nextel Stock Fund. These combined contributions to the Sprint Nextel Stock Fund approximated $4 million in 2005 and $5 million in 2004. In 2003, combined contributions approximated $2 million and $3 million to the FON and PCS stock funds, respectively.

5. LEGAL PROCEEDINGS

In 2003, certain participants in the Plan and in the Sprint Retirement Savings Plan and in the Sprint Retirement Savings Plan for Bargaining unit Employees filed suit in the U. S. District Court for the District of Kansas against Sprint Nextel, the committees that administer these plans, the plan trustee, and various current and former officers and directors of Sprint Nextel. The consolidated lawsuit alleges that defendants breached their fiduciary duties to the plans and violated ERISA by making the matching contributions in Sprint Nextel common stock and by including Sprint Nextel common stock among the investment options offered to plan participants. The lawsuit seeks to recover any decline in the value of the FON and PCS tracking stocks during the class period. A settlement agreement has been filed with the court and is subject to final court approval. The settlement calls for certain changes to be made to the plans, the vesting of certain amounts of Sprint Nextel common stock in the accounts of certain former employees and the distribution of $4 million in cash to former employees who no longer have accounts in the plans.

6. SUBSEQUENT EVENTS

•	Effective January 1, 2006, the Plan was amended to provide that no additional purchases (other than the reinvestment of dividends) were permitted in the Sprint Nextel Stock Fund.

•	Effective May 17, 2006, Sprint Nextel spun-off to its shareholders its wholly-owned subsidiary, Embarq Corporation, which operates the assets comprised of Sprint Nextel’s local telecommunications business prior to the spin-off. In conjunction with this spin-off, Centel became a subsidiary of Embarq Corporation. Centel remains the Plan sponsor.

SUPPLEMENTAL SCHEDULE

CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

EIN: 48-0498479

Plan #017

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue	Cost	Current Value
	(Thousands of Dollars)
Common Stock Funds:
Sprint Nextel Corporation—Sprint Nextel Stock Fund **	$83,121	$79,878
Sprint Nextel Corporation—CESOP Stock Fund **	3,277	7,720

Total common stocks	86,398	87,598

Equity Funds:
Fidelity Magellan Fund, Inc. **	8,106	8,434
Fidelity Equity Income Fund, Inc. **	6,779	7,457
Fidelity OTC Portfolio Fund, Inc. **	1,953	1,704
Fidelity Overseas Fund, Inc. **	1,612	1,982
Fidelity Dividend Growth Fund, Inc. **	940	1,005
Capital Guardian International Equity Fund	190	225
Capital Guardian Emerging Market Equity Fund	403	476
Jennison Associates LLC Separately Managed Account	209	237
Harris Associates, L.P. Separately Managed Account	128	140
Wall Street Associates Separately Managed Account	135	159
American Century Equity Income Fund	496	503
DFA U.S. Small-Cap Value Portfolio	1,495	1,587
GMO Global Equity Allocation	352	406
Harbor Midcap Growth I	636	674

Total Equity Mutual Funds	23,437	24,989

Equity Index Funds:
NTGI S&P 500 Equity Index Fund	680	804
NTGI Russell 2000 Index Fund	644	747
NTGI EAFE Index Fund	298	370

Total US Stock Index Funds	1,621	1,921

Bond Mutual Funds:
PIMCO High Yield Fund	1,072	1,085
PIMCO Foreign Bond Fund	330	325
GMO Emerging Country Debt Share Fund	1,695	1,594
PIMCO Separately Managed I Account	20,257	22,823
PIMCO Separately Managed B Account	2,565	2,891

Total Bond Mutual Funds	25,920	28,718

Short-Term Investments:
NTGI Short-term	$5,175	$5,175
Fidelity Retirement Market Account **	21	21

Total Short-Term Investments	5,196	5,196

Other Investments:
Conservative Growth Portfolio	100	104
Moderate Growth Portfolio	468	513
Balanced Growth Portfolio	1,109	1,188
High Growth Portfolio	188	212
Aggressive Growth Portfolio	311	346

Total Other Investments	2,175	2,363

Participant Loans **	6,302	6,302

Total Investments	$151,049	$157,087

**	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Centel Retirement Savings Plan for Bargaining Unit Employees

	By:	/S/ ELLEN PETROCCI
Ellen Petrocci
Date: June 26, 2006		Employee Benefits Committee